Mail Stop 3561

August 28, 2009

Jennifer H. Jarvis
President and Chief Executive Officer
K-Kitz, Inc.
1630 Integrity Drive East
Columbus, OH 43209

> **Re:** **K-Kitz, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 21, 2009**
> **File No. 333-158426**

Dear Mr. Jarvis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Dilution of the Price You Pay For Your Shares, page 11

1. We have reviewed your response to prior comment 1 in our letter dated July 1, 2009. Please revise your dilution tables to reflect data as of June 30, 2009, the most recent interim financial statements provided in the filing. Please also note that if the offering expenses already paid by you have been reflected as a reduction to pre-offering net tangible book value, we will not object if your post-offering pro forma net tangible book amount is reduced only by the unpaid portion of your offering expenses. Accordingly, based on a pre-offering net tangible book value of $69,066 as of June 30, 2009, it appears that your pro forma net tangible book value subsequent to a maximum offering would be $157,141, which reflects $100,000 of offering proceeds less the $11,925 unpaid offering expenses disclosed on page 11. Please ensure you clearly disclose how you treated offering costs in your dilution calculations.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 13

Results of Operations, page 15

2. You disclose that the increase in your revenues from the six month period ended
    June 31, 2008 to the six month period ended June 30, 2009 was due to "the
    general softness in the overall economy in early 2009." Please tell us and disclose
    why a soft economy in 2009 would lead to an increase in revenues.

Financial Statements

General

3. We note that you made several revisions to the amounts in your financial
    statements from the previous filing but did not include a restatement footnote or
    discuss why the amounts changed. We also note that the restatement was not
    discussed in your auditor's report and that the report date remains unchanged.
    Please include a restatement footnote in your next amendment that discusses the
    changes made to your financial statements and why those changes were
    necessary. Provide a table that includes the original and restated amounts for each
    financial statement line item impacted. Where applicable, mark the appropriate
    columns impacted by the restatements "as restated" on the face of your financial
    statements. Also ensure that your auditors reference the restatement footnote in
    their report and dual date the report as necessary.

Balance Sheet, page F-2

4. We have reviewed your response to prior comment 7 in our letter dated July 1,
    2009. Although your response indicates that you issued 4.5 million shares of
    common stock to your CEO upon conversion of an accrued liability, your
    disclosures on pages 11 and II-1 indicate that you received cash consideration for
    issuance of the shares. Furthermore, while your pro forma balance sheet on page
    F-2 reflects the transaction as a conversion of a liability, your cash flow statement
    on page F-17 reflects the issuance as a cash transaction. Please address this
    inconsistency and revise your disclosures accordingly. Please also ensure that
    you address the following items:

    •   If you received cash in the transaction, please note that the proceeds should be
        reflected on your cash flow statement as a financing activity. Please also

> revise your pro forma balance sheet on page F-2 to reflect the cash proceeds and necessary adjustments to APIC. Please note that the pro forma accrued compensation liability would remain unchanged under this scenario.
>
> - If you issued the shares upon conversion of a liability, revise your disclosures on pages 11 and II-1 to clearly indicate that they were issued upon conversion of a payable and that you did not receive cash in the transaction. Since you did not receive cash in the transaction, please also revise your cash flow statement on page F-17 to remove this non-cash financing activity.

Income Statement, page F-3

5. We note that there are typos in the line item "Cost of sales – related party (Jendco)." Please revise your filing accordingly.

Income Statement, page F-15

6. We note that cost of sales for the three month period ended June 30, 2009 is greater than cost of sales for the six month period ended June 30, 2009. Please revise your filing accordingly.

Statement of Stockholders' Equity, page F-16

7. It appears that your references to 45 million shares should actually read 4.5 million shares. Please revise your disclosures here and on your interim balance sheet.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Andrew Blume, Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Spencer G. Feldman, Esq.
       Greenberg Traurig, LLP